April 9, 2013

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.
Form 10-K for Fiscal Year Ended March 3, 2012
Filed April 30, 2012
File No. 000-06365

Dear Mr. Cash:

This letter contains the response of Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 26, 2013 regarding the Company’s Form 10-K for the year ended March 3, 2012, which followed from the Staff’s previous letter dated January 24, 2013, and the Company’s response thereto, dated February 22, 2013. For your ease of reference, we have reproduced the Staff comments below, prior to our response.

We welcome the continued dialogue with the Staff in our collective effort to ensure the Company’s compliance with applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings. We would be pleased to discuss any of the responses set forth below with you in greater detail.

Staff Comment

Note 16. Business Segments Data

1.

We note your response, and appreciate the additional information you provided, to prior comment seven in our letter dated January 24, 2013. We note you aggregate five operating segments into your Architectural reportable segment, based on your determination that all five operating segments meet the aggregation criteria in ASC 280-10-50-11. Based on the information you provided, it remains unclear to us that all five operating segments you aggregate have similar economic characteristics and are similar in all the other areas identified in the accounting literature noted above. In regard to similar economic characteristics, we note significant and sustained differences in the gross margin percentages for several of the operating segments you aggregate. It is also unclear to us that all the operating segments you aggregate are similar in terms of their products, production process, and types of customers served. Please provide us a more comprehensive explanation of how you determined that the aggregation of all five operating segments is appropriate. Please also provide us revenues and operating income (loss) for each operating segment for each period presented and for the recently completed fiscal year.

Company Response

Quantitative Assessment

The Staff noted that in our quantitative discussion, provided under separate cover in Appendix A in the original submission, there were significant and sustained differences in the gross margin percentages for several of the operating segments that are aggregated. We have submitted under separate cover, and are separately requesting confidential treatment of the further quantitative information related to the aggregation criteria in the attached Appendix A and further discussion of the specific differences in gross margin percentages in the historical results. Also included in Appendix A is the revenue and operating income (loss) data for each operating segment within the Architectural segment for fiscal years 2013, 2012, 2011, and 2010, pursuant to the SEC Staff’s request.

Qualitative Information

As we indicated in our original submission, we consider both qualitative and quantitative characteristics to determine whether aggregation criteria have been met. The Staff noted that it was unclear how our operating segments are similar in terms of products, production process, and types of customers served. The discussion below provides further discussion on the similarities in our Architectural segment businesses in these areas.

Apogee’s Architectural segment businesses all participate in various phases of the value chain to design, engineer, manufacture and install customized aluminum and glass window and wall systems for commercial buildings in the non-residential and high-end multi-family construction markets. Each business unit within the Architectural segment produces and sells window and/or curtain wall systems or components of window and/or curtain wall systems that contain some combination of glass, aluminum, vinyl and paint. There are a variety of attributes to all components of aluminum, glass and other materials to meet architect-specified requirements for aesthetics and performance, resulting in a unit that looks good and is air and water tight, and designed to meet building code-specified wind loads on the building. All of our architectural business units are involved in transforming aluminum, glass, and other materials to create customized window and/or curtain wall systems that meet those architect-specified requirements. In summary, all of the Architectural segment businesses manufacture, install or finish products/components of customized window and wall systems.

Commercial construction projects all start with an architect custom-designing a building for an owner. There is a process of design and bid for suppliers of products and services to get their products specified for use in the construction project. All of our architectural businesses are involved in this up-front process. Throughout a construction project, each of the business units within the Architectural segment must maintain a significant relationship with the general contractor and the architect due to the high degree of dependence on the general contractor and architect for project initiation and development of specifications. Additionally, each of the architectural businesses is held to the standard of the general contractor or architect for the acceptance of their product. In many cases, our architectural businesses will collaborate or present jointly in the bid process to architects depending on the building requirements or attributes. The interdependency of our architectural segment businesses is increasing as demonstrated by our intercompany sales growth, which can be seen in the revenue data provided in Appendix A. All window and wall products are custom-designed requiring custom-engineered, manufactured, and installed components. For all businesses within the Architectural segment, while marketing efforts are focused on the architect as described above, their customers are ultimately the general contractor who is managing the construction project.

As discussed above, all the businesses within the Architectural segment are involved in the process to produce the same product, customized aluminum and glass window and wall systems, using a combination of glass, aluminum, vinyl and paint, to serve the needs of architects and general contractors. Additionally, the quantitative information, as provided in Appendix A, indicates that the architectural businesses all have similar economic characteristics. The Company reiterates its position that the aggregation criteria of ASC 280 have been met and that the operating segments comprising the Architectural reporting segment are appropriately aggregated.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7560 (telephone) or jporter@apog.com. Thank you.

Sincerely,

/s/ James S. Porter

James S. Porter

Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.
Chris Swanson, Deloitte & Touche, LLP
Robert A. Rosenbaum, Dorsey & Whitney LLP

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